NEXA RESOURCES INTENDS TO OFFER SENIOR UNSECURED NOTES

Luxembourg, March 31, 2025 - Nexa Resources S.A. (“Nexa Resources”, “Nexa” or the “Company”) (NYSE: “NEXA”) announced today its plan to offer new senior unsecured notes, guaranteed by Nexa Resources Cajamarquilla S.A. and Nexa Recursos Minerais S.A. (collectively, the “Guarantors”). Nexa intends to use the net proceeds from the offering primarily (i) to fund a cash tender offer for its existing notes due 2027 and notes due 2028 that are validly tendered and accepted for purchase pursuant to the tender offers announced today, (ii) to fund the redemption of any remaining existing notes due 2027 not repurchased in the tender offers, and, (iii) in the case of any remaining proceeds, for general corporate purposes, including liability management transactions.

The notes will be unsecured obligations of Nexa and will be fully and unconditionally guaranteed by the Guarantors. The guarantees will rank equally in right of payment with all other unsecured and unsubordinated debt obligations of the Guarantors.

The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. The Notes will be offered and sold only to persons who are either (1) qualified institutional buyers in accordance with Rule 144A under the Securities Act or (2) non-U.S. persons in accordance with Regulation S under the Securities Act.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall any such securities be sold in any state or jurisdiction where such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the applicable securities laws.

About Nexa

Nexa is a large-scale, low-cost, integrated polymetallic producer, zinc being our main product, with over 65 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates four long-life underground polymetallic mines, two located in the Central Andes region of Peru, and two located in Brazil (one in the state of Minas Gerais and one in the state of Mato Grosso). Nexa also owns and operates one low-cost polymetallic open pit mine, also in the Central Andes region of Peru, and three smelters, two located in the state of Minas Gerais in Brazil (Três Marias and Juiz de Fora), and one, located in Lima, which is Cajamarquilla, the largest smelter in the Americas.

Nexa was among the top five producers of mined zinc globally in 2024 and one of the top five metallic zinc producers worldwide in 2024, according to Wood Mackenzie.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Nexa to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements.

Our estimates and forward-looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of our projects, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, as well as risks relating to ongoing or future investigations by local authorities with respect to our business and operations and the conduct of our customers, including the impact to our financial statements regarding the resolution of any such matters.

Our estimates and forward-looking statements may also be influenced by regulatory changes in the countries where we operate, including new trade restrictions, tariff escalations, and policy shifts affecting cross-border commerce and supply chains. Certain forward-looking statements are based on third-party data, market forecasts, and assumptions that may be subject to change. Nexa does not guarantee the accuracy of such external data and disclaims any obligation to update these statements unless required by law.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production, our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, capex, expenses related to exploration and project evaluation, estimation of Mineral Reserves and/or Mineral Resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management and qualified persons considering their experience are inherently subject to significant uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

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We assume no obligation to update forward-looking statements except as required under securities laws. Estimates and forward-looking statements refer only to the date when they were made, and we do not undertake any obligation to update or revise any estimate or forward-looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward-looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

For further information, please contact:

Investor Relations Team

ir@nexaresources.com

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